February 20, 2020

Matthew K. Szot
Chief Financial Officer
S&W Seed Company
2101 Ken Pratt Blvd., Suite 201
Longmont, Colorado 80501

       Re: S&W Seed Company
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed September 18, 2019
           Form 8-K Filed on February 12, 2020
           File No. 001-34719

Dear Mr. Szot:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

Notes to Consolidated Financial Statements
Note 4 - Revenue Recognition, page 61

1. We note on page 60 that you received a payment of $45 million in May 2019 from
      Pioneer/Corteva of which $34.2 million was recognized as licensing revenue. Please explain to us your basis for recognizing the entire amount in fiscal 2019. Refer to ASC
      606-10-55-57 through 55-58
2. In future filings, please provide the disclosures required by ASC 606-10-50-8 with respect to contract balances, including opening and closing balances and the related revenue recognized in the reporting period.
 Matthew K. Szot
S&W Seed Company
February 20, 2020
Page 2
Form 8-K Filed on February 12,2020

Exhibit 99.1, page 7

3. We note you present full income statements of non-GAAP measures in tables A1 and A2.
         Please tell us how you considered the guidance in Question 102.10 of the updated
         Compliance and Disclosure Interpretation on Non-GAAP financial measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accountant Branch
Chief, at (202) 551-3676 with any questions.



FirstName LastNameMatthew K. Szot                         Sincerely,
Comapany NameS&W Seed Company
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